Via Facsimile and U.S. Mail
Mail Stop 4720

October 8, 2009

Mr. Kenneth Y. Tanji
Chief Financial Officer and Director
Prudential Annuities Life Assurance Corporation
One Corporate Drive
Shelton, Connecticut 06484

Re: **Prudential Annuities Life Assurance Corporation**
Form 10-K for Fiscal Year Ended December 31, 2008
Forms 10-Q for Fiscal Quarters Ended March 31, 2009 and June 30, 2009
File No. 033-44202

Dear Mr. Tanji:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Carlton E. Tartar
Accounting Branch Chief